UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

IMAGING 3, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

45248F103

(CUSIP Number)

July 1, 2016

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒  Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 4 Pages

CUSIP No. 45248F103	13G	Page 2 of 4 Pages

1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Alpha Capital Anstalt

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  ☐

(b)  ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Liechtenstein

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 19,064,667 Common Stock

6. SHARED VOTING POWER – None

7. SOLE DISPOSITIVE POWER – 19,064,667 shares of Common Stock

8. SHARED DISPOSITIVE POWER – None

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

19,064,667 shares of Common Stock

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                        ☒

The aggregate amount in Row 9 represents the maximum amount of shares that Alpha Capital Anstalt (“Alpha”) can beneficially control under a contractually stipulated 9.9% ownership restriction. The full conversion and/or exercise of Alpha’s securities would exceed this restriction.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%

12. TYPE OF REPORTING PERSON

CO

CUSIP No. 45248F103	13G	Page 3 of 4 Pages

ITEM 1	(a) NAME OF ISSUER: Imaging3, Inc.

ITEM 1	(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

3200 W. Valhalla Drive, Burbank, CA 91505

ITEM 2	(a) NAME OF PERSON FILING: Alpha Capital Anstalt

ITEM 2	(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Lettstrasse 32, 9490 Vaduz, Liechtenstein

ITEM 2	(c) CITIZENSHIP: Liechtenstein

ITEM 2	(d) TITLE OF CLASS OF SECURITIES: Common Stock, no par value

ITEM 2	(e) CUSIP NUMBER: 45248F103

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4	OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 19,064,667 Shares of Common Stock

(b) PERCENT OF CLASS: 9.9% *

* The Reporting Person’s beneficial ownership of 19,064,667 shares of Common Stock constitutes 9.9% of all the outstanding shares of Common Stock, based upon 192,572,393 shares of Common Stock outstanding as reported by the Issuer in its most recent Form 10-Q. Alpha Capital Anstalt (“Alpha”) owns shares of Common Stock (“Shares”), three (3) Convertible Notes (“Notes”) which are convertible into shares of Common Stock pursuant to the terms of the Notes, and a Warrant to purchase shares of Common Stock (“Warrant”). The conversion of the Notes and exercise of the Warrant are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”). In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Notes are convertible and Warrant is exercisable is limited pursuant to the Ownership Limitation, the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person’s beneficial ownership to exceed the Ownership Limitation.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

19,064,667 Shares

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

19,064,667 Shares

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No. 45248F103	13G	Page 4 of 4 Pages

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2016
(Date)

/s/ Konrad Ackerman
(Signature)

Konrad Ackerman, Director
(Name/Title)